

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 9, 2021

VIA E-MAIL

Chris Jefferson, Esq.
Vice President and Senior Counsel
Athene Annuity and Life Company
7700 Mills Civic Parkway
West Des Moines, IA 50266

Re: Athene Annuity and Life Company
        Initial Registration Statement on Form S-1
        File No. 333-252851

        Athene Annuity and Life Company
        Initial Registration Statement on Form S-1
        File No. 333-252893

Dear Mr. Jefferson:

On February 8, 2021 and February 9, 2021, you filed the above-referenced initial registration statements on Forms S-1 on behalf of Athene Annuity and Life Company (the "Company"). Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.[1] Also, unless otherwise specified, comments apply to disclosure in both registration statements to the extent applicable (*e.g.* comments relating to the Segment Fee do not apply to the No Fee version of the Contract, File No. 333-252893).

General

1. Please confirm that all missing information, including all exhibits and financial statements, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information. Please note that since these registration statements will likely go effective 135 days after end of the Company's last fiscal year end, interim financial statements as required by Rule 3-12 of Regulation S-X will need to be included.

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[1] Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Page numbering refers to the Form S-1 registration statement, File No. 333-252851, unless otherwise indicated.

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

3. We note that you deleted the reference contained in Athene's currently offered indexed annuity prospectus that the referenced indexes for this Contract would be broad based securities indexes. Please explain supplementally the reason for the deletion, as we would generally expect that referenced indexes be broad based securities indexes. With respect to the Shiller Barclays CAPE® US Mid-Month Sector TR Net Index (the "Index"), please confirm supplementally that: (i) the Index and the methodology used to calculate the Index will be publicly available; (ii) all components of the Index will be actively traded; (iii) the Index will be sponsored and administered by a third party not affiliated with the Company; and (iv) the Index can be replicated by unaffiliated third parties. In your response, please provide a link to a publicly-available website describing the Index. We may have further comments after you provide this information.

Cover Page

4. On the outside facing page for Athene Amplify 2.0 NF (File No. 333-252893), in the Calculation of Registration Fee table, please revise the title of the securities being registered to read "Interests in Single Purchase Payment Index-Linked Deferred Annuity Contract."

5. Please prominently state after the first sentence on the cover page that the Company does not allow additional Purchase Payments after the initial Purchase Payment.

6. In the first sentence of the second paragraph, the disclosure refers to returns as "Segment Credits." Please revise this disclosure to reflect that, for Index-Linked Segment Options, returns for Segment Credits can be positive or negative.

7. In the third and fourth sentences of the second paragraph, please revise the references to "Segment Options" to "Index-Linked Segment Options."

8. Please supplement the last sentence of the fourth paragraph by specifying that the Segment Fee is charged at an annual rate of 0.95%.

9. In the eighth paragraph, please state that the prospectus describes all material rights and obligations under the Contract, including material state variations.

10. Please add the following disclosure to the Cover Page, and to the At a Glance Product Summary: "Withdrawals or surrenders may be subject to income tax and to an additional 10% federal tax penalty if made before the owner is age 59 ½."

11. Please prominently state, on the Cover Page and in the At a Glance Product Summary, as applicable, that the Contract is not suitable for investors who plan to take Withdrawals in

excess of the annual free withdrawal amount or surrender the Contract during the first six Contract Years due to the imposition of withdrawal charges. Please also prominently state that partial Withdrawals, surrender, payment of the Death Benefit, or election to begin annuity payments could significantly reduce the value under the Contract and the amount of any Segment Credit due to the application of the proportionate adjustment to Contract Value, if true, and the Equity Adjustment and the Interest Adjustment. Please state that these charges and adjustments could reduce the amount received to less than the protection provided by the Buffer Rate.

Glossary (Pages 1-6)

12. In accordance with plain English principles, please use defined terms sparingly. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). We note, for example, that several defined terms are used infrequently in the prospectus, and would be more appropriately defined where they are referenced (*e.g.*, Minimum Cap Rate). Further, "Buffer Segment Option" appears to be synonymous with "Index-Linked Segment Option" for purposes of these registration statements. Finally, it is somewhat unclear from the definitions of Fixed Segment Option and Fixed Crediting Method, and their usage throughout, whether there is more than one available Fixed Segment Option.

13. In the definition of Annuity Date, please revise "Annuitant's age 95" to state "Annuitant attaining age 95."

14. In the definition of Contract Anniversary, and elsewhere, please update the dates used in the examples.

15. In the definition of Free Withdrawal, please also note that Equity Adjustments or Interest Adjustments may be applicable.

16. In the definition of Index-Linked Segment Option, please also note that each Index-Linked Segment Option includes a Buffer Rate.

17. In the definition of Milestone Credit Percentage, please clarify the circumstances under which Milestone Credit Percentages can be negative (*i.e.*, when determining the final Milestone Credit Percentage).

At a Glance Product Summary (Pages 7-13)

Segment Options

18. The second paragraph under the subheader "Buffer Segment Options" states that the "Buffer Rate, Cap Rate, and Participation Rate are established at the beginning of the Segment Term Period and do not change for the length of the Segment Term Period."

Please remove the reference to the Buffer Rate in this disclosure so investors do not think the rate can change between Segment Term Periods.

19. The final paragraph under the subheader "Buffer Segment Options" states: "Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Segment Credit may be as low as -90%, which could lead to a substantial loss of principal and previously credited Segment Credits." Please clarify that, due to the deduction of the Segment Fee, the loss could be greater than 90%.

20. The penultimate paragraph under the subheader "Fixed Segment Options" generally discusses that different Buffer Rate choices are available for a given combination of Crediting Method, Reference Index, and Segment Term Period. Please specify all such Buffer Rate choices in the disclosure.

21. Under the subheader "Initial Segment Term Period Bailout Provision," please also disclose, if true, that upon exercising the bailout provision, that the Segment Fee is not deducted.

Accessing your Contract Value

22. Please clarify whether Withdrawals, including partial Withdrawals less than or equal to the Free Withdrawal Amount, are adjusted on a proportionate basis to Contract Value.

Interim Value Calculation

23. Please add the following disclosure from this subsection to the Cover Page: "Even if Segment Credits are positive, the deduction of fees and charges, including Segment Fee amounts, Withdrawal Charges, and any applicable Equity Adjustments or Interest Adjustments, may reduce your Cash Surrender Value below your Purchase Payment and previously credited Segment Credits."

Right to Cancel

24. Please state whether the Company pays the greater of the Purchase Payment or Contract Value if the right to cancel is exercised.

25. Please add here, if true, that no Segment Fee will apply if an Owner exercises the right to cancel the Contract during this period.

Contract Fees and Charges (Pages 13-15)

Withdrawal Charges

26. In the discussion following the Withdrawal Charge table, please state prominently that negative Equity Adjustments and Interest Adjustments may also reduce Contract Value.

Contract Risk Factors (Pages 15-20)

Potential for Significant Loss on Buffer Segment Options

27. Please clarify here that, due to the deduction of the Segment Fee, losses could be greater than 90%. Please add similar disclosure throughout the registration statement, where the disclosure states that losses may be as high as 90%. Please also add disclosure throughout, where disclosure states that losses may be as high as 90%, that Withdrawal charges, Interest Adjustments, and Equity Adjustments could decrease the amount received beyond the limit provided by the Buffer Rate.

Changes to Cap Rates, Participation Rates, Buffer Rates, Milestone Thresholds, and Annual Interest Rates

28. In the first paragraph, please delete disclosure stating that the Buffer Rate and the Milestone Threshold may be changed at the Company's discretion, as they are set at the Contract Date.

Discontinuation or Substitution of an Index

29. The disclosure discusses how Milestone Credit Percentages operate when a substitute index is not provided. Please also clarify here how Milestone Credit Percentages operate when a substitute index is provided.

30. Please add risk disclosure that, for two- and six-year Segment Options, Index performance is calculated for the entire period and not on an annual basis.

Our Financial Strength and Claims-Paying Ability

31. In the last sentence of the second paragraph, and elsewhere, the cross-reference should be corrected to read: "Company Related Risk Factors."

Cybersecurity and Business Continuity Risk

32. The second paragraph notes that public health crises may adversely affect the Company's ability to conduct business. If applicable, please add specific risk disclosure regarding the effects of the COVID-19 pandemic on the Company's operations.

About the Indices (Pages 21-23)

Discontinuation or Substitution of an Index

33. Please note that the selection criteria for a suitable alternative Reference Index, if accurate, includes consideration of whether an alternative reference index is a broad-based index for the relevant market.

34. The disclosure discusses how Milestone Credit Percentages operate when a substitute index is not provided. Please also clarify here how Milestone Credit Percentages operate when a substitute index is provided.

The Segment Options (Pages 28-39)

Fundamentals of the Point-to-Point Crediting Method

35. In the first paragraph, please revise the disclosure to clarify that applicable Buffer Rates are established upon Contract issuance and do not change for the duration of the Contract. Current disclosure states that the rate does not change for the length of the Segment Term Period.

Fundamentals of the Milestone Lock Crediting Method

36. Please explain in plain English the circumstances under which buffer protection would periodically reset pursuant to the Milestone Lock Crediting Method.

37. The paragraph preceding Example 5 states that each example assumes no Withdrawals. Please add an example showing the effects of a Withdrawal Charge.

38. Please confirm that the rates shown in Example 5, and elsewhere, are reflective of rates that the Company intends to offer. Otherwise, please revise.

Cap Rate

39. In accordance with the comment above regarding defined terms, please define "Minimum Cap Rate" where it is referenced.

40. In the penultimate sentence of the fourth paragraph, please add the caveat that Withdrawals of Segment Value may also be subject to taxes, including a possible 10% federal tax penalty if taken when the owner is less than 59 ½. Please clarify throughout the registration statement that Withdrawals and surrenders may be subject to taxes and a federal tax penalty if taken when then owner is less than 59 ½.

Setting the Cap Rates, Participation Rates, Segment Fee, and Annual Interest Rates

41. Please revise the first sentence of the first paragraph to add the word "new" as shown here: "The Company retains the right to change the current Cap Rate, Participation Rate, and Annual Interest Rate for each applicable Segment Option for each **new** Segment Term Period at its discretion."

Contract Values (Pages 39-49)

Segment Interim Value

42. The penultimate sentence of the second paragraph states the following: "The Equity Adjustment, which also may be positive or negative, reflects the changes in the value of derivative instruments that hedge market risks associated with our contractual obligation to apply Segment Credits to Index-Linked Segment Options, based on the performance of the Reference Index." Please explain why the sentence should not state that the adjustment is "based on the performance of the Reference Index on the Segment End Date." If it should, please revise accordingly.

Equity Adjustment

43. In the discussion of LIBOR, please add a cross-reference to "Company Related Risk Factors – Uncertainty Relating to LIBOR."

Access to your Contract Value

44. In this section, and elsewhere, "Surrender" is capitalized. Since this term does not appear to be used as a defined term, please revise to lowercase throughout.

Tax Information (Pages 52-56)

45. Please confirm that the discussion reflects the currently effective provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the COVID-Related Tax Relief Act of 2020, and the Setting Every Community Up for Retirement Enhancement (SECURE) Act and American Rescue Plan, as applicable.

Taxation of Non-Qualified Contracts – Further Information

46. Please change the reference to the "Statement of Additional Information" to "Part II."

Taxation of Non-Qualified Contracts – 1035 Exchanges

47. The last sentence of this paragraph directs investors to consult their Financial Professionals to discuss the costs and benefits of an exchange. Please additionally

disclose that some Financial Professionals may have a financial incentive to offer the Contract in place of the one the investor already owns.

Other Information (Pages 56-58)

Amendments to the Contract

48. Please explain the basis for the Company retaining the ability to amend the Contract to accommodate design changes.

Part II

Exhibits and Financial Statement Schedules

49. Please file the actual Underwriting and Distribution Agreement rather than a "form of" the agreement.

Signatures

50. Pursuant to the signature requirements of Section 6(a) of the Securities Act, please specify who is signing the registration statement in the capacity of the principal financial officer.

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Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in your letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statements.

In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-7703 or williamsmat@sec.gov.

                                        Sincerely,

                                        /s/ Matthew Williams

                                        Matthew Williams
                                        Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
     Sally Samuel, Branch Chief